Interim Condensed Consolidated Financial Statements of

CGI GROUP INC.

For the three and nine months ended June 30, 2018 and 2017
(unaudited)

Interim Consolidated Statements of Earnings
For the three and nine months ended June 30
(in thousands of Canadian dollars, except per share data) (unaudited)

		Three months ended June 30		Nine months ended June 30
	Notes	2018	2017	2018	2017
		$	$	$	$
Revenue		2,940,712	2,836,817	8,707,865	8,236,967
Operating expenses
Costs of services, selling and administrative		2,503,708	2,436,842	7,440,232	7,042,498
Acquisition-related and integration costs	8b	8,532	2,936	35,393	7,326
Restructuring costs	4	19,997	—	80,305	—
Net finance costs		18,656	16,852	53,103	53,217
Foreign exchange loss		1,684	918	1,631	3,679
		2,552,577	2,457,548	7,610,664	7,106,720
Earnings before income taxes		388,135	379,269	1,097,201	1,130,247
Income tax expense		99,855	102,625	249,284	303,514
Net earnings		288,280	276,644	847,917	826,733
Earnings per share
Basic earnings per share	7c	1.02	0.94	2.97	2.76
Diluted earnings per share	7c	1.00	0.92	2.92	2.71

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2018 and 2017    1

Interim Consolidated Statements of Comprehensive Income
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2018	2017	2018	2017
	$	$	$	$
Net earnings	288,280	276,644	847,917	826,733
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized (losses) gains on translating financial statements of foreign operations	(125,152)	61,831	232,035	(21,501)
Net gains (losses) on derivative financial instruments and on translating long-term debt designated as hedges on net investments in foreign operations	26,506	(20,122)	(53,095)	(2,625)
Net unrealized losses on cash flow hedges	(6,702)	(6,002)	(9,506)	(9,996)
Net unrealized losses on available-for-sale investments	(517)	(1,130)	(1,516)	(2,323)
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement gains (losses) on defined benefit plans	23,261	(5,799)	29,911	(4,351)
Other comprehensive (loss) income	(82,604)	28,778	197,829	(40,796)
Comprehensive income	205,676	305,422	1,045,746	785,937

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2018 and 2017    2

Interim Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	Notes	As at June 30, 2018	As at September 30, 2017
		$	$
Assets
Current assets
Cash and cash equivalents	9c and 11	171,096	165,872
Accounts receivable		1,444,134	1,285,880
Work in progress		1,005,341	922,620
Current derivative financial instruments	11	9,170	8,152
Prepaid expenses and other current assets		182,369	160,402
Income taxes		9,825	6,541
Total current assets before funds held for clients		2,821,935	2,549,467
Funds held for clients		374,542	313,552
Total current assets		3,196,477	2,863,019
Property, plant and equipment		386,019	396,613
Contract costs		248,244	243,056
Intangible assets		503,323	490,426
Other long-term assets		95,859	85,159
Long-term financial assets		120,610	111,307
Deferred tax assets		132,919	146,602
Goodwill		7,471,573	7,060,030
		12,155,024	11,396,212

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,184,956	1,004,307
Accrued compensation		666,294	578,886
Current derivative financial instruments	11	21,179	12,069
Deferred revenue		415,751	409,332
Income taxes		205,921	174,102
Provisions		75,133	86,154
Current portion of long-term debt		298,861	122,467
Total current liabilities before clients’ funds obligations		2,868,095	2,387,317
Clients’ funds obligations		376,579	314,233
Total current liabilities		3,244,674	2,701,550
Long-term provisions		32,307	40,892
Long-term debt		1,543,765	1,739,536
Other long-term liabilities		198,020	213,436
Long-term derivative financial instruments	11	71,935	82,365
Long-term income taxes		10,783	—
Deferred tax liabilities		146,319	213,515
Retirement benefits obligations		177,735	202,292
		5,425,538	5,193,586

Equity
Retained earnings		4,138,504	3,794,439
Accumulated other comprehensive income	6	357,220	159,391
Capital stock	7a	2,025,252	2,054,725
Contributed surplus		208,510	194,071
		6,729,486	6,202,626
		12,155,024	11,396,212

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2018 and 2017    3

Interim Consolidated Statements of Changes in Equity
For the nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2017		3,794,439	159,391	2,054,725	194,071	6,202,626

Net earnings		847,917	—	—	—	847,917
Other comprehensive income		—	197,829	—	—	197,829
Comprehensive income		847,917	197,829	—	—	1,045,746
Share-based payment costs		—	—	—	31,172	31,172
Income tax impact associated with stock options		—	—	—	5,773	5,773
Exercise of stock options	7a	—	—	82,138	(15,091)	67,047
Exercise of performance share units (PSUs)	7a	—	—	7,439	(7,439)	—
Purchase for cancellation of Class A subordinate voting shares	7a	(503,852)	—	(94,765)	—	(598,617)
Purchase of Class A subordinate voting shares held in trusts	7a	—	—	(24,789)	—	(24,789)
Resale of Class A subordinate voting shares held in trusts	7a	—	—	504	24	528
Balance as at June 30, 3018		4,138,504	357,220	2,025,252	208,510	6,729,486

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2016		3,778,848	304,128	2,194,731	186,901	6,464,608

Net earnings		826,733	—	—	—	826,733
Other comprehensive loss		—	(40,796)	—	—	(40,796)
Comprehensive income		826,733	(40,796)	—	—	785,937
Share-based payment costs		—	—	—	26,666	26,666
Income tax impact associated with stock options		—	—	—	490	490
Exercise of stock options	7a	—	—	55,944	(10,196)	45,748
Exercise of PSUs	7a	—	—	23,666	(23,666)	—
Purchase for cancellation of Class A subordinate voting shares	7a	(596,154)	—	(89,395)	—	(685,549)
Resale of Class A subordinate voting shares held in trust	7a	—	—	2,445	1,601	4,046
Balance as at June 30, 2017		4,009,427	263,332	2,187,391	181,796	6,641,946

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2018 and 2017    4

Interim Consolidated Statements of Cash Flows
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

		Three months ended June 30		Nine months ended June 30
	Notes	2018	2017	2018	2017
		$	$	$	$
Operating activities
Net earnings		288,280	276,644	847,917	826,733
Adjustments for:
Amortization and depreciation		100,810	94,691	291,204	276,994
Deferred income taxes		3,094	23,199	(62,643)	53,587
Foreign exchange loss (gain)		986	(2,463)	3,756	(925)
Share-based payment costs		7,977	8,320	31,172	26,666
Net change in non-cash working capital items	9a	(83,844)	(109,789)	41,639	(176,580)
Cash provided by operating activities		317,303	290,602	1,153,045	1,006,475

Investing activities
Business acquisitions (net of cash acquired)	8a	(43,121)	(99,365)	(247,523)	(250,262)
Purchase of property, plant and equipment		(33,741)	(25,159)	(100,883)	(83,448)
Proceeds from sale of property, plant and equipment		—	—	—	3,317
Additions to contract costs		(28,830)	(25,939)	(70,674)	(73,167)
Additions to intangible assets		(21,961)	(25,315)	(75,131)	(83,298)
Purchase of long-term investments		(1,202)	(230)	(9,027)	(7,277)
Proceeds from sale of long-term investments		1,359	—	2,646	—
Cash used in investing activities		(127,496)	(176,008)	(500,592)	(494,135)

Financing activities
Net change in unsecured committed revolving credit facility		54,019	—	(58,341)	—
Increase of long-term debt		1,848	1,918	15,147	13,397
Repayment of long-term debt		(12,465)	(14,034)	(44,925)	(180,146)
Repayment of debt assumed from business acquisitions		(6,663)	(2,607)	(28,609)	(8,897)
Purchase of Class A subordinate voting shares held in trusts	7a	—	—	(24,789)	—
Resale of Class A subordinate voting shares held in trusts	7a	—	—	528	4,046
Purchase and cancellation of Class A subordinate voting shares	7a	(347,017)	(94,794)	(578,460)	(683,090)
Issuance of Class A subordinate voting shares		13,161	9,211	66,525	45,600
Cash used in financing activities		(297,117)	(100,306)	(652,924)	(809,090)
Effect of foreign exchange rate changes on cash and cash equivalents		(9,140)	6,611	5,695	3,158
Net (decrease) increase in cash and cash equivalents		(116,450)	20,899	5,224	(293,592)
Cash and cash equivalents, beginning of period		287,546	282,038	165,872	596,529
Cash and cash equivalents, end of period		171,096	302,937	171,096	302,937

Supplementary cash flow information (Note 9).

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2018 and 2017    5

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.Description of business
CGI Group Inc. (the Company), directly or through its subsidiaries, provides information technology (IT) services as well as business process services (BPS) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (outsourcing), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011, and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2017. The accounting policies were consistently applied to all periods presented.
These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2017.
The Company’s interim condensed consolidated financial statements for the three and nine months ended June 30, 2018 and 2017 were authorized for issue by the Board of Directors on July 31, 2018.
3.Changes in accounting policies
ACCOUNTING STANDARD ADOPTION
The following amendment to the existing standard has been adopted by the Company on October 1, 2017:
IAS 7 - Statement of Cash Flows
In January 2016, the IASB amended IAS 7, Statement of Cash Flows, to require enhanced disclosures about changes in liabilities arising from financing activities, including changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value. The additional disclosures will be provided in the Company’s consolidated financial statements for the year ended September 30, 2018.
FUTURE ACCOUNTING STANDARD CHANGES
The following standards have been issued but are not yet effective. The Company’s preliminary assessments are subject to change, as the Company is progressing in the assessment of the impact of these standards on its consolidated financial statements.
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and other revenue related interpretations.
The standard will be effective on October 1, 2018 for the Company. The standard permits two possible transition methods for its application: i) retrospectively to each prior reporting period presented or ii) retrospectively with the cumulative effect of initially applying the standard recognized on the date of the initial application. The Company has not yet selected a transition method.
In preparation for the conversion to IFRS 15, the Company has developed a detailed conversion plan consisting of four phases: 1) awareness, 2) detailed assessment, 3) design and 4) implementation. As part of the awareness phase, the Company has established a Steering Committee responsible for monitoring the progress and approving recommendations from the project team. The Steering Committee meets regularly and quarterly updates are provided to the Audit and Risk Management Committee.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2018 and 2017    6

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.    Changes in accounting policies (continued)
FUTURE ACCOUNTING STANDARD CHANGES (CONTINUED)
IFRS 15 - Revenue from Contracts with Customers (continued)
The Company has completed the second phase of the conversion plan which encompasses a detailed assessment of the differences between current requirements and IFRS15. The Company is currently in the process of completing the assessment of the quantitative impact of such differences and evaluating the disclosure requirements of the standard.
The Company expects that, generally, revenue from outsourcing, BPS and systems integration and consulting services arrangements will continue to be recognized as the services are provided in a manner that is consistent with its current accounting policies. However, initial implementation activities, currently not considered as a separately identifiable component, could be in some cases identified as a separate performance obligation under IFRS 15 resulting in acceleration of revenue recognition. The Company is in the process of quantifying the potential impact of this difference.
Currently, when a software license has value to the client on a stand-alone basis and is identified as a separately identifiable component, revenue from the software license is recognized upon delivery. Under IFRS 15, when the arrangement involves significant customization services, revenue from a software license will be combined with the services resulting in deferral of revenue recognition. Based on the analysis of contracts involving software license performed to date, the Company does not expect a significant impact on its consolidated financial statements.
The Company is concurrently conducting the remaining two phases, design and implementation. The impacts on the other key elements, such as IT changes, education and training requirements, internal control over financial reporting and impacts on business activities of the Company’s conversion plan, are assessed during those phases.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, Financial Instruments, to replace IAS 39, Financial Instruments: Recognition and Measurement. The standard will be effective on October 1, 2018 for the Company and is required to be applied retrospectively. The Company will apply the exemption from the requirement to restate comparative information.
The standard simplifies the classification of financial assets, while carrying forward most of the requirements of IAS 39. The Company's financial assets currently classified as loans and receivables will continue to be measured at amortized cost and financial assets currently classified as available-for-sale will continue to be measured at fair value through other comprehensive income.
The standard introduces a new impairment model which will apply to the Company’s trade accounts receivable, long-term receivables and long-term bonds. Management does not believe that the Company is subject to any significant credit risk, given its large and diversified client base and its risk mitigation strategy to invest in high credit quality corporate and government bonds with a credit rating of A or higher.
Finally, IFRS 9 introduces a new hedge accounting model that is more closely aligned with risk-management activities. The Company will apply the new hedge accounting model and expects that existing hedge relationships will continue to qualify for hedge accounting under this new model.
The Company is still in the process of evaluating the disclosure requirements of the standard. Based on the assessment performed to date, the Company does not expect that the adoption of this standard will have a significant impact on its consolidated financial statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2018 and 2017    7

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.    Changes in accounting policies (continued)
FUTURE ACCOUNTING STANDARD CHANGES (CONTINUED)
IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other leases related interpretations, eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. The standard will be effective on October 1, 2019 for the Company with earlier application permitted. The Company does not plan to adopt the standard earlier.
When the Company is the lessee, it is expected that the application of IFRS 16 will result in on-balance sheet recognition of most of its lease agreements that are currently considered operating leases, which are primarily for the rental of premises. The Company also expects a decrease of its property costs and an increase of its finance costs and amortization and depreciation resulting from the change in the recognition, measurement and presentation of rental expenses.
4.    Restructuring costs
The Company previously announced it will incur approximately $185,000,000 of restructuring costs to improve profitability by addressing the underutilization of the Company's resources due to the accelerating shift in client demand.
Since inception, the Company incurred a total of $168,933,000 of costs related to the announced restructuring program, of which $19,997,000 and $80,305,000 were expensed for the three and nine months ended June 30, 2018, respectively. These amounts include restructuring costs for termination of employment of $16,546,000 and $72,908,000, respectively, accounted for in restructuring provisions, for leases of vacated premises of $221,000 and $2,184,000, respectively, accounted for in onerous lease provisions, as well as other restructuring costs of $3,230,000 and $5,213,000, respectively. Since inception, the Company paid a total of $109,297,000 related to this restructuring program, of which $22,042,000 and $97,427,000 were paid during the three and nine months ended June 30, 2018, respectively.
5.    Income taxes
On December 22, 2017, the United States of America (U.S.) government enacted a tax reform which includes several measures such as a reduction of corporate tax rate from 35% to 21%, effective on January 1, 2018, and a one-time repatriation tax on earnings held by foreign subsidiaries. In addition to the U.S. tax reform, the government of France enacted a temporary corporate surtax for the current year and a tax rate reduction was enacted by the government of Belgium. As such, for the nine months ended June 30, 2018, the Company recorded a net income tax recovery of $34,100,000 resulting from the re-evaluation of its deferred tax assets and liabilities of $45,500,000 partially offset by an income tax expense of $11,400,000 in relation to the U.S. repatriation tax.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2018 and 2017    8

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.    Accumulated other comprehensive income

	As at June 30, 2018	As at September 30, 2017
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $73,992 as at June 30, 2018 ($65,850 as at September 30, 2017)	927,626	695,591
Net losses on derivative financial instruments and on translating long-term debt designated as hedges on net investments in foreign operations, net of accumulated income tax recovery of $77,406 as at June 30, 2018 ($69,296 as at September 30, 2017)	(506,785)	(453,690)
Net unrealized (losses) gains on cash flow hedges, net of accumulated income tax recovery of $1,701 as at June 30, 2018 (net of accumulated income tax expense of $2,332 as at September 30, 2017)	(7,836)	1,670
Net unrealized losses on available-for-sale investments, net of accumulated income tax recovery of $537 as at June 30, 2018 ($178 as at September 30, 2017)	(2,078)	(562)
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $15,215 as at June 30, 2018 ($20,933 as at September 30, 2017)	(53,707)	(83,618)
	357,220	159,391
For the nine months ended June 30, 2018, $1,083,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $982,000, were reclassified to net earnings for the derivative financial instruments designated as cash flow hedges.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2018 and 2017    9

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.    Capital stock, share-based payments and earnings per share

a)	Capital stock

	Class A subordinate voting shares		Class B multiple voting shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2017	254,106,795	2,008,892	32,852,748	45,833	286,959,543	2,054,725
Issued upon exercise of stock options[1]	2,364,072	82,138	—	—	2,364,072	82,138
PSUs exercised[2]	—	7,439	—	—	—	7,439
Purchased and cancelled[3]	(7,753,879)	(92,829)	—	—	(7,753,879)	(92,829)
Purchased and not cancelled[3]	—	(1,936)	—	—	—	(1,936)
Purchased and held in trusts[4]	—	(24,789)	—	—	—	(24,789)
Shares held in trusts resold[4]	—	504	—	—	—	504
Conversion of shares[5]	3,907,042	5,451	(3,907,042)	(5,451)	—	—
As at June 30, 2018	252,624,030	1,984,870	28,945,706	40,382	281,569,736	2,025,252
1 The carrying value of Class A subordinate voting shares includes $15,091,000 ($10,196,000 for the nine months ended June 30, 2017), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]
During the nine months ended June 30, 2018, 172,068 PSUs were exercised (659,640 during the nine months ended June 30, 2017) with a recorded value of $7,439,000 ($23,666,000 during the nine months ended June 30, 2017) that was removed from contributed surplus. As at June 30, 2018, 661,179 Class A subordinate voting shares were held in trusts under the PSU plans (468,668 as at June 30, 2017).

3 On January 31, 2018, the Company’s Board of Directors authorized and subsequently received the regulatory approval for the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 20,595,539 Class A subordinate voting shares on the open market through the Toronto Stock Exchange (TSX), the New York Stock Exchange and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available to be purchased for cancellation commencing February 6, 2018 until no later than February 5, 2019, or on such earlier date when the Company has either acquired the maximum number or elects to terminate the bid.
During the nine months ended June 30, 2018, the Company purchased for cancellation 1,131,100 Class A subordinate voting shares under the current NCIB for a cash consideration of $94,032,000 and the excess of the purchase price over the carrying value in the amount of $84,998,000 was charged to retained earnings. Of the purchased Class A subordinate voting shares, 242,400 shares with a carrying value of $1,936,000 and a purchase value of $20,157,000 were held by the Company and were paid and cancelled subsequent to June 30, 2018.
On May 10, 2018, the Company also purchased for cancellation 3,634,729 Class A subordinate voting shares from the Caisse de dépôt et placement du Québec for a cash consideration of $272,842,000. The excess of the purchase price over the carrying value in the amount of $195,062,000 was charged to retained earnings. The purchase is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.
In addition, on February 26, 2018, the Company entered into a private agreement with the Founder and Executive Chairman of the Board of the Company to purchase for cancellation 3,230,450 Class A subordinate voting shares for a cash consideration of $231,443,000 excluding transaction costs of $300,000 which were paid during the three months ended June 30, 2018. The excess of the purchase price over the carrying value in the amount of $223,792,000 was charged to retained earnings. The transaction was recommended by an independent committee of the Board of Directors of the Company following the receipt of an external opinion regarding the reasonableness of the terms of the transaction. A favourable decision was obtained from the Quebec securities regulator to exempt the Company from the issuer bid requirements. The purchase is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.
During the nine months ended June 30, 2017, the Company purchased for cancellation 10,963,700 Class A subordinate voting shares under the previous NCIB for a cash consideration of $685,549,000 and the excess of the purchase price over the carrying value in the amount of $596,154,000 was charged to retained earnings. Of the purchased Class A subordinate voting shares, 37,300 shares with a carrying value of $307,000 and a purchase value of $2,459,000 were held by the Company and were paid and cancelled subsequent to June 30, 2017.
4 During the nine months ended June 30, 2018, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 372,290 Class A subordinate voting shares of the Company on the open market for a cash consideration of $24,789,000 (nil during the nine months ended June 30, 2017). In addition, during the nine months ended June 30, 2018, the trustees resold 7,711 Class A subordinate voting shares that were held in trusts on the open market in accordance with the terms of the PSU plans (64,000 during the nine months ended June 30, 2017). The excess of proceeds over the carrying value of the Class A subordinate voting shares, in the amount of $24,000 ($1,601,000 for the nine months ended June 30, 2017), resulted in an increase of contributed surplus.
5 On May 9, 2018, the Founder and Advisor to the Executive Chairman of the Board of the Company converted a total of 875,659 Class B multiple voting shares into 875,659 Class A subordinate voting shares. In addition, on February 26, 2018, the Founder and Executive Chairman of the Board of the Company converted a total of 3,031,383 Class B multiple voting shares into 3,031,383 Class A subordinate voting shares.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2018 and 2017    10

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.    Capital stock, share-based payments and earnings per share (continued)
b) Share-based payments

i)	Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of the grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.
The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2017	15,237,883
Granted	183,850
Exercised (Note 7a)	(2,364,072)
Forfeited	(1,444,488)
Expired	(2,351)
Outstanding as at June 30, 2018	11,610,822
The weighted average fair value of stock options granted during the nine months ended June 30 and the weighted average assumptions used in the calculation of their fair value on the date of the grant using the Black-Scholes option pricing model were as follows:

	2018	2017
Grant date fair value ($)	13.46	13.30
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	21.63	25.11
Risk-free interest rate (%)	1.59	0.78
Expected life (years)	4.00	4.00
Exercise price ($)	67.81	63.05
Share price ($)	67.81	63.05

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2018 and 2017    11

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.    Capital stock, share-based payments and earnings per share (continued)
b) Share-based payments (continued)

ii)	Performance share units
The Company operates two PSU plans with similar terms and conditions. Under both PSU plans, the Board of Directors may grant PSUs to senior executives and other key employees (participants) which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death.
Granted PSUs under the first plan vest annually over a period of four years from the date of the grant, conditionally upon achievement of performance objectives. Share-based payment costs are expensed over the vesting period in earnings with a corresponding credit to contributed surplus on a graded-vesting basis.
Granted PSUs under the second plan vest at the end of the four-year period, conditionally upon achievement of performance objectives. Share-based payment costs are expensed over the vesting period in earnings with a corresponding credit to contributed surplus on a straight-line basis.
Class A subordinate voting shares purchased in connection with the PSU plans are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 7a).
The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2017	468,668
Granted[1]	403,321
Exercised (Note 7a)	(172,068)
Forfeited	(41,189)
Outstanding as at June 30, 2018	658,732

[1]	The PSUs granted in the period had a grant date fair value of $64.75 per unit.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2018 and 2017    12

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.    Capital stock, share-based payments and earnings per share (continued)
c) Earnings per share
The following tables set forth the computation of basic and diluted earnings per share for the three and nine months ended June 30:

					Three months ended June 30
	2018			2017
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	288,280	282,885,089	1.02	276,644	295,692,501	0.94
Net effect of dilutive stock options and PSUs[2]		4,655,375			5,140,141
	288,280	287,540,464	1.00	276,644	300,832,642	0.92

				Nine months ended June 30
	2018			2017
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	847,917	285,382,482	2.97	826,733	299,137,368	2.76
Net effect of dilutive stock options and PSUs[2]		4,777,593			5,878,139
	847,917	290,160,075	2.92	826,733	305,015,507	2.71

[1]
For the three months ended June 30, 2018, 4,765,829 Class A subordinate voting shares purchased for cancellation and 661,179 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (1,442,600 and 468,668, respectively for the three months ended June 30, 2017). For the nine months ended June 30, 2018, 7,996,279 Class A subordinate voting shares purchased for cancellation and 661,179 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (10,963,700 and 468,668, respectively for the nine months ended June 30, 2017).

[2]
The calculation of the diluted earnings per share excluded 6,100 and 2,819,926 stock options, respectively for the three and nine months ended June 30, 2018 (3,698,400 for the three and nine months ended June 30, 2017), as they were anti-dilutive.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2018 and 2017    13

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.    Investments in subsidiaries
a) Acquisitions
The Company made the following acquisitions during the nine months ended June 30, 2018:

-
On October 6, 2017 and October 26, 2017, the Company acquired 94.79% and an additional 1.88%, respectively of the outstanding shares of Affecto Plc (Affecto) and acquired the remaining outstanding shares during the three months ended March 31, 2018 for a total cash consideration of $145,044,000. Affecto is a leading provider of business intelligence and enterprise information management solutions and services, headquartered in Helsinki, Finland.

-
On December 7, 2017, the Company acquired all outstanding shares of Paragon Solutions, Inc. (Paragon) for a total cash consideration of $79,485,000 (including an adjustment of $1,770,000 done during the three months ended June 30, 2018). Paragon is a high-end commercial business consultancy with depth in health and life sciences and IT expertise in digital transformation and systems integration, headquartered in Cranford, New Jersey.

-
On May 16, 2018, the Company acquired all outstanding shares of Facilité Informatique Canada Inc. (Facilité Informatique) for a total cash consideration of $42,018,000. Facilité Informatique is an IT consulting services firm in high-demand digital services across a wide range of industries with a strong local presence in Montréal and Québec City, headquartered in Montréal, Québec.

The purchase prices for the above acquisitions are mainly allocated to goodwill, which is not deductible for tax purposes, and mostly represents the future economic value associated with acquired work force and synergies with the Company’s operations. The purchase price allocations are expected to be completed as soon as management will have gathered all the significant information available and considered necessary in order to finalize these allocations.
During the nine months ended June 30, 2018, the Company also finalized the purchase price allocation for Summa Technologies, Inc. acquired in the prior fiscal year with no significant adjustment.
During the nine months ended June 30, 2018, the Company paid $240,138,000 from cash on hand (net of cash acquired of $23,164,000) for the acquisitions realized in the period and paid an additional cash consideration of $7,385,000 related to acquisitions realized in the prior fiscal year.
During the nine months ended June 30, 2017, the Company acquired all units of Collaborative Consulting, LLC, a high-end IT consulting company with specialized expertise in financial, life sciences and public sectors, headquartered in Boston, Massachusetts, for a total cash consideration of $150,897,000 paid from cash on hand. The purchase price was mainly allocated to goodwill, which was deductible for tax purposes. In addition, the Company acquired all outstanding shares of two high-end IT consulting companies: Computer Technology Solutions, Inc. (CTS) headquartered in Birmingham, Alabama and eCommerce Systems, Inc. headquartered in Denver, Colorado for a total cash consideration of $121,707,000, of which $99,365,000 was paid during the nine months ended June 30, 2017 (net of cash acquired of $13,301,000). The purchase price was mainly allocated to goodwill, which was only deductible for tax purposes for CTS.
These acquisitions were made to complement the Company's proximity model and further strengthen its global capabilities across several in-demand digital transformation areas.
b) Acquisition-related and integration costs
During the three and nine months ended June 30, 2018, the Company expensed $8,532,000 and $35,393,000, respectively, related to acquisition-related and integration costs. These amounts include acquisition-related costs of $262,000 and $1,687,000, respectively, and integration costs of $8,270,000 and $33,706,000, respectively. The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs mainly include termination of employment of $6,743,000 and $17,093,000, respectively, accounted for in restructuring provisions, leases of vacated premises of nil and $10,711,000, respectively, accounted for in onerous lease provisions, as well as other integration costs of $1,527,000 and $5,902,000, respectively.
During the three and nine months ended June 30, 2017, the Company expensed $2,936,000 and $7,326,000 related to integration costs. The integration costs mainly included termination of employment of $1,113,000 and $3,410,000, respectively, accounted for in restructuring provisions, leases of vacated premises of $381,000 and $1,383,000, respectively, accounted for in onerous lease provisions, as well as other integration costs of $1,442,000 and $2,533,000, respectively.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2018 and 2017    14

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.    Supplementary cash flow information
a)Net change in non-cash working capital items is as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2018	2017	2018	2017
	$	$	$	$
Accounts receivable	(102,056)	(49,545)	(51,801)	(137,159)
Work in progress	11,252	(81,927)	(34,914)	(72,853)
Prepaid expenses and other assets	(1,396)	(3,042)	(2,741)	(12,711)
Long-term financial assets	(5,377)	(6,332)	(9,252)	(10,732)
Accounts payable and accrued liabilities	14,700	(17,839)	128,342	(46,660)
Accrued compensation	62,423	86,372	43,557	91,138
Deferred revenue	(76,972)	(40,091)	(59,788)	4,632
Provisions	(6,608)	(7,443)	(24,701)	(18,968)
Long-term liabilities	4,797	(1,561)	11,181	(4,875)
Retirement benefits obligations	1,159	145	(1,602)	(5,914)
Derivative financial instruments	697	790	(130)	3,235
Income taxes	13,537	10,684	43,488	34,287
	(83,844)	(109,789)	41,639	(176,580)
b)Net interest paid and income taxes paid are classified within operating activities and are as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2018	2017	2018	2017
	$	$	$	$
Net interest paid	16,073	14,523	54,201	53,659
Income taxes paid	56,350	63,811	208,807	188,899
c)    Cash and cash equivalents consisted entirely of unrestricted cash as at June 30, 2018 and September 30, 2017.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2018 and 2017    15

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.    Segmented information
In the prior fiscal year, management reviewed the Company's operating results through seven operating segments referred to as the Company's Strategic Business Units, namely: U.S.; Nordics; Canada; France (including Luxembourg and Morocco); United Kingdom (U.K.); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (ECS) and Asia Pacific (including Australia, India and the Philippines). During the nine months ended June 30, 2018, the Company revised its management structure. As a result, the Company is now managed through nine operating segments, namely: Northern Europe (including Nordics, Baltics and Poland); Canada; France (including Luxembourg and Morocco); U.S. Commercial and State Government; U.S. Federal; United Kingdom (U.K.); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (ECS); Asia Pacific Global Delivery Centers of Excellence (India and Philippines) and Australia. The last two operating segments, which each have reported revenue, earnings and assets that are less than 10% of the Company's total revenue, earnings and assets, have been aggregated together as Asia Pacific.
The following tables present information on the Company’s operations based on its revised management structure, which includes the transfer of the Poland operations from ECS to the Northern Europe operating segment. The Company has retrospectively revised the segmented information for the comparative periods to conform to the new segmented information structure.

		For the three months ended June 30, 2018
	Northern Europe	Canada	France	U.S. Commercial and State Government	U.S. Federal	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	456,821	427,319	433,046	427,056	377,217	342,816	325,909	150,528	2,940,712
Earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	54,250	91,812	48,562	76,036	57,567	50,097	22,744	34,252	435,320
Acquisition-related and integration costs (Note 8b)									(8,532)
Restructuring costs (Note 4)									(19,997)
Net finance costs									(18,656)
Earnings before income taxes									388,135

[1]
Total amortization and depreciation of $100,175,000 included in the Northern Europe, Canada, France, U.S. Commercial and State Government, U.S. Federal, U.K., ECS and Asia Pacific segments is $14,411,000, $16,759,000, $8,993,000, $20,037,000, $5,771,000, $20,419,000, $9,708,000 and $4,077,000, respectively for the three months ended June 30, 2018.

				For the three months ended June 30, 2017
	Northern Europe	Canada	France	U.S. Commercial and State Government	U.S. Federal	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	419,527	411,342	405,962	410,072	403,661	330,265	302,229	153,759	2,836,817
Earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	42,971	81,121	39,799	78,406	69,444	40,045	17,135	30,136	399,057
Acquisition-related and integration costs (Note 8b)									(2,936)
Net finance costs									(16,852)
Earnings before income taxes									379,269

[1]
Total amortization and depreciation of $94,438,000 included in the Northern Europe, Canada, France, U.S. Commercial and State Government, U.S. Federal, U.K., ECS and Asia Pacific segments is $12,684,000, $14,919,000, $8,158,000, $16,703,000, $8,066,000, $18,275,000, $9,326,000 and $6,307,000, respectively for the three months ended June 30, 2017.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2018 and 2017    16

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.    Segmented information (continued)

		For the nine months ended June 30, 2018
	Northern Europe	Canada	France	U.S. Commercial and State Government	U.S. Federal	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	1,404,091	1,264,882	1,306,446	1,249,454	1,105,055	961,313	957,939	458,685	8,707,865
Earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	146,955	274,514	182,018	197,443	152,746	149,590	69,576	93,160	1,266,002
Acquisition-related and integration costs (Note 8b)									(35,393)
Restructuring costs (Note 4)									(80,305)
Net finance costs									(53,103)
Earnings before income taxes									1,097,201

[1]
Total amortization and depreciation of $289,290,000 included in the Northern Europe, Canada, France, U.S. Commercial and State Government, U.S. Federal, U.K., ECS and Asia Pacific segments is $42,996,000, $50,583,000, $26,335,000, $54,525,000, $16,277,000, $57,213,000, $28,870,000 and $12,491,000, respectively for the nine months ended June 30, 2018.

				For the nine months ended June 30, 2017
	Northern Europe	Canada	France	U.S. Commercial and State Government	U.S. Federal	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	1,251,319	1,208,183	1,190,397	1,163,524	1,109,405	992,525	878,480	443,134	8,236,967
Earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	141,178	244,613	150,610	222,309	162,455	113,613	69,611	86,401	1,190,790
Acquisition-related and integration costs (Note 8b)									(7,326)
Net finance costs									(53,217)
Earnings before income taxes									1,130,247

[1]
Total amortization and depreciation of $276,157,000 included in the Northern Europe, Canada, France, U.S. Commercial and State Government, U.S. Federal, U.K., ECS and Asia Pacific segments is $36,838,000, $44,699,000, $24,442,000, $51,142,000, $22,810,000, $50,539,000, $28,068,000 and $17,619,000, respectively for the nine months ended June 30, 2017.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2017. Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2018 and 2017    17

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.    Financial instruments
FAIR VALUE
All financial instruments are initially measured at fair value. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at amortized cost using the effective interest rate method. Financial assets and liabilities classified as fair value through earnings (FVTE) and classified as available-for-sale are measured subsequently at fair value.
The Company has made the following classifications:
FVTE
Cash and cash equivalents and derivative financial instruments unless they qualify for hedge accounting. In addition, deferred compensation plan assets within long-term financial assets were designated by management as FVTE upon initial recognition as this reflected management's investment strategy.
Loans and receivables
Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets.
Available-for-sale
Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.
Other liabilities
Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.
FAIR VALUE HIERARCHY
Fair value measurements recognized in the consolidated balance sheet are categorized in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Valuation techniques used to value financial instruments are as follows:

-
The fair value of Senior U.S. and euro unsecured notes, the unsecured committed revolving credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-
The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm's-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-
The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes; and

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2018 and 2017    18

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.    Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations at the reporting date.
There were no changes in valuation techniques during the nine months ended June 30, 2018.
The following table presents financial liabilities measured at amortized cost categorized using the fair value hierarchy:

		As at June 30, 2018		As at September 30, 2017
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed
Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,610,043	1,695,571	1,542,428	1,638,980
Unsecured committed revolving credit facility	Level 2	145,000	145,000	200,000	200,000
Obligations other than finance leases	Level 2	36,442	35,946	61,703	60,847
Obligations under finance leases	Level 2	22,972	22,919	29,794	29,667
Other long-term debt	Level 2	28,169	27,408	28,078	27,348
		1,842,626	1,926,844	1,862,003	1,956,842

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at June 30, 2018	As at September 30, 2017
		$	$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2	171,096	165,872
Deferred compensation plan assets	Level 1	55,764	46,906
		226,860	212,778
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	9,170	8,152
Long-term derivative financial instruments	Level 2	14,826	24,939
		23,996	33,091
Available-for-sale
Long-term bonds included in funds held for clients	Level 2	193,811	195,509
Long-term investments	Level 2	30,347	23,047
		224,158	218,556
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	21,179	12,069
Long-term derivative financial instruments	Level 2	71,935	82,365
		93,114	94,434
There were no transfers between Level 1 and Level 2 during the nine months ended June 30, 2018.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2018 and 2017    19

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.    Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in	As at June 30, 2018	As at September 30, 2017
		$	$
Hedges on net investments in European operations
$831,400 cross-currency swaps in euro ($831,400 as at September 30, 2017)	Current assets	2,207	2,907
	Long-term assets	—	14,539
	Long-term liabilities	15,428	—

$58,419 cross-currency swaps in Swedish krona (nil as at September 30, 2017)	Long-term assets	2,283	—

$136,274 cross-currency swaps in British pound (nil as at September 30, 2017)	Long-term assets	3,523	—

Cash flow hedges on future revenue
U.S.$124,080 foreign currency forward contracts between the U.S. dollar and the Indian rupee (U.S.$65,691 as at September 30, 2017)	Current assets	—	37
	Long-term assets	—	162
	Current liabilities	1,557	330
	Long-term liabilities	2,179	427

$273,537 foreign currency forward contracts between the Canadian dollar and the Indian rupee ($146,881 as at September 30, 2017)	Current assets	5,720	4,644
	Long-term assets	4,601	7,429
	Current liabilities	309	554
	Long-term liabilities	1,523	969

€102,306 foreign currency forward contracts between the euro and the Indian rupee (€21,483 as at September 30, 2017)	Current assets	62	—
	Long-term assets	25	—
	Current liabilities	768	275
	Long-term liabilities	1,684	366

£87,790 foreign currency forward contracts between the British pound and the Indian rupee (£29,034 as at September 30, 2017)	Current assets	170	24
	Long-term assets	97	—
	Current liabilities	1,014	771
	Long-term liabilities	1,306	895

€90,142 foreign currency forward contracts between the euro and the British pound (€75,374 as at September 30, 2017)	Current assets	108	33
	Long-term assets	13	70
	Current liabilities	1,429	1,477
	Long-term liabilities	1,661	1,987

€63,795 foreign currency forward contracts between the euro and the Moroccan dirham (€53,527 as at September 30, 2017)	Long-term assets	665	2,669
	Current liabilities	1,243	1,681
	Long-term liabilities	2,620	5,427

Other foreign currency forward contracts	Current assets	903	507
	Long-term assets	705	70
	Current liabilities	934	231
	Long-term liabilities	985	345

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2018 and 2017    20

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.    Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)

	Recorded in	As at June 30, 2018	As at September 30, 2017
		$	$
Cash flow hedges on Senior U.S. unsecured notes
U.S.$600,000 cross-currency swaps to Canadian dollar (U.S.$600,000 as at September 30, 2017)	Current liabilities	13,925	6,750
	Long-term liabilities	33,011	69,540

U.S.$45,000 cross-currency swaps to Canadian dollar (nil as at September 30, 2017)	Long-term assets	831	—

U.S.$105,000 cross-currency swaps to Canadian dollar (nil as at September 30, 2017)	Long-term assets	2,083	—

Fair value hedges on Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S.$250,000 as at September 30, 2017)	Long-term liabilities	11,538	2,409

During the nine months ended June 30, 2018, the Company entered into cross-currency swap agreements for a notional amount of U.S.$150,000,000 related to the U.S. tranche of the Senior unsecured notes which has a maturity date of September, 2024. The cross-currency swaps are designated as cash flow hedges to offset the variability in the exchange rate between the U.S. and Canadian dollar. During the nine months ended June 30, 2018, the Company entered into Canadian dollar to Swedish krona cross-currency swap agreements for a notional amount of $58,419,000 designated as hedging instruments on the Company’s net investment in Swedish operations. In addition, during the nine months ended June 30, 2018, the Company also entered into Canadian dollar to British pound cross-currency swap agreements for a notional amount of $136,274,000 designated as hedging instruments on the Company’s net investment in U.K. operations.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2018 and 2017    21